<COVER>


                        UNITED STATES
             SECURITIES and EXCHANGE COMMISSION
                   Washington, D.C, 20549

                        SCHEDULE 13D


          Under the Securities Exchange Act of 1934


                MICROLEAGUE MULTIMEDIA, INC.
                      (Name of Issuer)

                        Common Stock
               (Title of Class of Securities)

                         59507T 10 0
                       (Cusip Number)


                       Bruce B. Howat
                    Ameritech Corporation
                     30 S. Wacker Drive
                  Chicago, Illinois  60606
                       1-800-257-0902
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                        June 6, 1997
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.



CUSIP NO. 59507T 10 0


1    Name of reporting person
     S.S. or I.R.S. Identification No. of above person

     Ameritech Corporation
     36-3251481

2    Check the appropriate box if a member of a group
     N/A

3    SEC use only

4    Source of funds
     WC (See Item 3 below)

5 Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
     Not applicable

6    Citizenship or place of organization
     Delaware

7    Sole voting power
     581,094

8    Shared voting power
     N/A

9    Sole dispositive power
     581,094

10   Shared dispositive power
     N/A

11   Aggregate amount beneficially owned by each reporting
     person
     581,094

12 Check box if the aggregate amount in row (11) excludes certain shares
     N/A

13   Percent of class represented by amount in row (11)
     9.3%

14   Type of reporting person
     HC/CO


                        SCHEDULE 13D


Item 1.   Security and Issuer.

This Statement relates to the shares of common stock, $.01 par value per share ("Common Stock"), of MicroLeague
Multimedia, Inc., a Pennsylvania corporation (the "Issuer").
The principal executive offices of the Issuer are located at 1001 Millersville Road, Lancaster, PA 17604.

Item 2.   Identity and Background.

The following information is given with respect to the person filing this Statement:

(a) Ameritech Corporation, a Delaware corporation
    ("Ameritech"). See Exhibit 7.1 attached hereto for information with respect to the identity and background of the directors and executive officers of Ameritech, which information is hereby incorporated by reference herein.

(b) The principal executive offices of Ameritech are located at 30 S Wacker Drive, Chicago, Illinois 60606.

(c) Ameritech is a holding company providing a wide range of communications services, including local and long distance telephone, cellular, paging, directory advertising, security monitoring, cable TV, electronic commerce and on-line services.

(d) Ameritech has not, during the last five years, been convicted in a criminal proceeding.

(e) Ameritech has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable to Ameritech.

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Ameritech are as set forth on Exhibit 7.1.

To the knowledge of Ameritech, none of such persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Ameritech, all such persons are citizens of the United States of America.

Item 3.   Source and  Amount of Funds or Other
Consideration.

On June 6, 1997, Ameritech acquired 496,883 shares of Common
Stock of the Issuer in connection with a merger pursuant to an Acquisition Agreement dated June 6, 1997 among the Issuer,
KidSoft, L.L.C. ("KidSoft"), a Delaware limited liability company, Ameritech, an Ameritech subsidiary and certain other parties (the "Aquisition Agreement"), whereby Ameritech's interest in
KidSoft was exchanged for the Common Stock of the Issuer. In addition, Ameritech entered into a Stock Purchase Agreement, dated June 6, 1997, with the Issuer and a certain other party
("Stock Purchase Agreement"), whereby Ameritech acquired 84,211 shares of Common Stock of the Issuer for $400,000. The source of the $400,000 was from the corporate accounts of Ameritech.

Item 4.   Purpose of the Transaction.

On June 6, 1997, Ameritech acquired 496,883 shares of Common
Stock of the Issuer in connection with the merger pursuant to the Acquisition Agreement. Pursuant to the terms of the Acquisition Agreement, promptly following the closings of the transactions contemplated thereby, the Issuer shall cause the Board of Directors of the Issuer to be expanded to ten members and to elect three additional directors, including one person nominated by Ameritech. Ameritech acquired 84,211 shares of Common Stock for investment purposes pursuant to the Stock Purchase Agreement. Except as set forth above and below (including Item 6), Ameritech has no present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present management of Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated in (a) through (i) above.

Item 5.   Interest in Securities of the Issuer.

(a)(b) As of the date of this filing, Ameritech is the record and beneficial owner of 581,094 shares of Common
Stock of the Issuer and has sole voting and dispositive power with respect to these shares. Ameritech beneficially owns 581,094 shares, or approximately 9.3% of the outstanding Common Stock of the Issuer.

(c) On June 6, 1997, Ameritech received 496,883 shares of Common Stock of the Issuer in exchange for the shares owned by Ameritech of KidSoft, in connection with a merger pursuant to the Acquisition Agreement. In addition, Ameritech acquired 84,211 shares of Common Stock pursuant to the Stock Purchase Agreement. Other than this merger and acquisition, Ameritech has not effected any transactions in Common Stock directly or indirectly during the 60 days prior to June 6, 1997 or during the 60 days prior to the date of this
Schedule 13D.

(d) No one other than Ameritech has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the 581,094 shares of Common
Stock acquired by Ameritech as described in Item 5(c).

(e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationship with Respect to Securities of the Issuer.

On June 6, 1997, Ameritech received 496,883 shares of Common
Stock of the Issuer pursuant to the Acquisition Agreement, of which 60,113 shares are held in escrow to secure to the Issuer the right to indemnification under the Acquisition
Agreement. Such stock is subject to possible contingencies under an escrow agreement. Ameritech received 84,211 shares of Common Stock of the Issuer pursuant to the Stock Purchase Agreement. Ameritech received piggyback registration rights under the Acquisition Agreement and the Stock Purchase Agreement. Except as described herein, to the best knowledge of Ameritech, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ameritech and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Exhibit 7.1 Name, citizenship, business address, present principal occupation, address and principal business of the organization in which each Director and Executive Officer of Ameritech is employed.


Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                               AMERITECH CORPORATION


Dated: June 18, 1997              By:/s/ Bruce B. Howat
                                  Name:    Bruce B. Howat
                                  Title: Secretary